EXTRAORDINARY REPORT

April 30, 2010

Mitsubishi Chemical Holdings Corporation

THIS ENGLISH TRANSLATION OF THE EXTRAORDINARY REPORT HAS BEEN PREPARED SOLELY FOR THE CONVENIENCE OF NON-JAPANESE SPEAKING SHAREHOLDERS OF MITSUBISHI RAYON CO., LTD.  WHILE THIS ENGLISH TRANSLATION IS BELIEVED TO BE GENERALLY ACCURATE, IT IS SUBJECT TO, AND QUALIFIED BY, IN ITS ENTIRETY, THE OFFICIAL JAPANESE-LANGUAGE ORIGINAL FILED WITH THE DIRECTOR-GENERAL OF THE KANTO LOCAL FINANCE BUREAU.  SUCH JAPANESE-LANGUAGE ORIGINAL SHALL BE THE CONTROLLING DOCUMENT FOR ALL PURPOSES.

This share exchange is made for the securities of a foreign company.  The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

EXTRAORDINARY REPORT

【Filing document】	Extraordinary Report (the “Extraordinary Report”)

【Filed with】	The Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan

【Filing date】	April 30, 2010

【Company name】	Kabushiki Kaisha Mitsubishi Chemical Holdings

【Company name (English)】	Mitsubishi Chemical Holdings Corporation

【Name and title of representatives】	Yoshimitsu Kobayashi Representative Director, Member of the Board, President & Chief Executive Officer

【Location of headquarters】	14-1, Shiba 4-chome, Minato-ku, Tokyo

【Telephone number】	+81-3-6414-4850

【Person to contact】	Daizo Aoki, Chief Manager, Corporate Management Office Ken Fujiwara, Chief Manager, Administration Office

【Contact address】	14-1, Shiba 4-chome, Minato-ku, Tokyo

【Telephone number】	+81-3-6414-4850

【Person to contact】	Daizo Aoki, Chief Manager, Corporate Management Office Ken Fujiwara, Chief Manager, Administration Office

【Location at which a copy of the Extraordinary Report is available to the public】	Tokyo Stock Exchange, Inc. (2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo) Osaka Securities Exchange Co., Ltd. (1-8-16, Kitahama, Chuo-ku, Osaka)

1.	Reason for filing this Amendment

The Extraordinary Report is filed pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 6-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. of Japan (the “Cabinet Office Ordinance”) because Mitsubishi Chemical Holdings Corporation (the “Company”) resolved, at a meeting of the Board of Directors held on April 28, 2010, to implement a share exchange through which the Company will become the sole shareholder of Mitsubishi Rayon Co., Ltd. (“Mitsubishi Rayon”) and Mitsubishi Rayon will become a wholly-owned subsidiary of the Company (the “Share Exchange”), and entered into an agreement concerning the Share Exchange (the “Share Exchange Agreement”) as of April 28, 2010.

2.	Contents of Report

(1)	Matters concerning Counter-Party to the Share Exchange

a.	Trade Name, Location of Head Office, Name of Representative, Paid-in Capital, Net Assets, Total Assets and Outline of Business

Trade Name	Mitsubishi Rayon Co., Ltd.
Location of Head Office	6-41, Konan 1-chome, Minato-ku, Tokyo
Name of Representative	Masanao Kambara, Representative Director, Member of the Board, President & Chief Executive Officer
Paid-in Capital (as of December 31, 2009)	JPY53,229 million
Net Assets (as of December 31, 2009)	JPY156,487 million (consolidated)
Total Assets (as of December 31, 2009)	JPY569,734 million (consolidated)
Outline of Business	Chemical and plastics business, acrylic fibers & AN monomer and derivatives business, carbon fibers & composite materials business, acetate fibers & membranes and other business

b.	Net Sales, Operating Income, Ordinary Income and Net Income for the Three Most Recent Fiscal Periods

(Consolidated)			(millions of JPY)
	Year ended March 2007	Year ended March 2008	Year ended March 2009
Net sales	417,027	418,529	345,048
Operating income (loss)	59,665	37,508	(7,612)
Ordinary income (loss)	58,471	33,968	(3,758)
Net income (loss)	31,273	14,274	(28,950)

(Non-consolidated)			(millions of JPY)
	Year ended March 2007	Year ended March 2008	Year ended March 2009
Net sales	238,042	240,205	189,636
Operating income (oss)	39,246	16,044	(11,629)
Ordinary income (loss)	44,343	20,271	(3,308)
Net income (loss)	25,943	9,966	(26,652)

c.	Name of Major Shareholders and the Percentage of Issued and Outstanding Shares Represented by Shares held by Major Shareholders

(as of September 30, 2009)
Name of Major Shareholder	Percentage of Issued and Outstanding Shares Represented by Shares Held (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	4.8
The Master Trust Bank of Japan Ltd. (Trust Account)	4.6
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.6
Meiji Yasuda Life Insurance Company (Standing proxy; Trust & Custody Services Bank, Ltd.)	3.4
Japan Agricultural Cooperative (Standing proxy: The Master Trust Bank of Japan Ltd.)	2.7
Nippon Life Insurance Company	2.2
Mitsubishi UFJ Trust and Banking Corporation (Standing proxy: The Master Trust Bank of Japan Ltd.)	1.7
Mitsubishi Heavy Industries, Ltd.	1.6
Bank of New York GCM Client Account JPRD ISG FE-AC (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.1
Mitsubishi Chemical Corporation	1.0

(Note)
The percentage of the issued and outstanding shares held by the Company as a result of the tender offer for shares of common stock of Mitsubishi Rayon implemented by the Company between February 17, 2010 and March 19, 2010 (the “Tender Offer”) as of the date of the Extraordinary Report is 74.57% (rounded to two decimal places).

d.	Capital Relationship, Personal Relationship and Transaction Relationship between the Company and Mitsubishi Rayon

Capital Relationship	The Company holds 447,432,313 shares (as of April 28, 2010) of the issued and outstanding shares of Mitsubishi Rayon, representing a shareholding ratio of 74.57% (rounded to two decimal places).
Personal Relationship
There is no personal relationship between the Company and Mitsubishi Rayon which should be mentioned.  In addition, there is no personal relationship between related persons and related companies of the Company and those of Mitsubishi Rayon which should be mentioned.

Transactional Relationship
There is no transactional relationship between the Company and Mitsubishi Rayon which should be mentioned.  In addition, there is no transactional relationship between related persons and related companies of the Company and those of Mitsubishi Rayon which should be mentioned.

(2)	Purpose of the Share Exchange

As described in the tender offer registration statement filed on February 17, 2010 in connection with the Tender Offer (the “Tender Offer Registration Statement”), the Company and Mitsubishi Rayon reached an agreement to conduct a management integration (the “Management Integration”), pursuant to which Mitsubishi Rayon will be integrated into the business group of the Company (the “Company Group”), which is the holding company of the business group.  The Company implemented the Tender Offer for the shares of Mitsubishi Rayon with the aim of making Mitsubishi Rayon its wholly-owned subsidiary.  As a result, as of the date of submission of this Extraordinary Report, the Company holds 447,432,313 shares of Mitsubishi Rayon (representing 74.57% of the total number of issued and outstanding shares of Mitsubishi Rayon (599,997,820 shares as of April 28, 2010) and 78.19% of the total voting rights of all shareholders of Mitsubishi Rayon (see Note below)).

As described in the Tender Offer Registration Statement, the Company had planned to make Mitsubishi Rayon its wholly-owned subsidiary through the Management Integration.  If the Company is unable to acquire all of the issued and outstanding shares of Mitsubishi Rayon through the Tender Offer (excluding treasury shares of Mitsubishi Rayon), the Company had planned to acquire all of the issued and outstanding shares of Mitsubishi Rayon (excluding shares of Mitsubishi Rayon held by the Company) through a share exchange, following the completion of the Tender Offer, to make the Company the sole shareholder of Mitsubishi Rayon and Mitsubishi Rayon a wholly-owned subsidiary of the Company after the share exchange.

As mentioned above, the Company was unable to acquire all of the issued and outstanding shares of Mitsubishi Rayon (excluding treasury shares of Mitsubishi Rayon) through the Tender Offer.  Therefore, the Company and Mitsubishi Rayon have decided, to make Mitsubishi Rayon a wholly-owned subsidiary of the Company through the Share Exchange as originally planned.

(Note)
Represents the total number of voting rights of Mitsubishi Rayon held by the Company (447,432 units) in the total number of voting rights of shareholders and other parties of Mitsubishi Rayon (572,226 units).  Because shares constituting less than a whole unit and cross-held shares were also subject to the Tender Offer, the total number of voting rights of shareholders and other parties (572,226 units) after the completion of the Tender Offer was calculated by adding (a) the number of voting rights corresponding to the shares constituting less than a whole unit and cross-held shares (3,722 units) to (b) the total number of voting rights of all shareholders of Mitsubishi Rayon as of September 30, 2009 (568,504 units), as reported in the 85th Third Quarter Securities Report submitted by Mitsubishi Rayon to the Kanto Local Finance Bureau on February 12, 2010.  The 3,722 units of voting rights corresponding to the shares constituting less than a whole unit and cross-held shares (3,722,048 shares) was calculated by adding (a) 18,000 cross-held shares as of September 30, 2009 to (b) number of shares constituting less than a whole unit computed by subtracting 772 treasury shares constituting less than a whole unit held by Mitsubishi Rayon as of September 30, 2009 from the total number of shares constituting less than a whole unit as of September 30, 2009 as reported in the 85th Third Quarter Securities Report (3,704,820 shares).  The figure is rounded to the nearest hundredth of a percent.

The background and reasons for the Management Integration of which implements Share Exchange as a part are as follows.

The Company was established as a pure holding company in October 2005 through a stock-for-stock exchange of Mitsubishi Chemical Corporation (head office: Minato-ku, Tokyo; President: Yoshimitsu Kobayashi; hereinafter, “Mitsubishi Chemical”) and Mitsubishi Pharma Corporation (“Mitsubishi Pharma”), a subsidiary of Mitsubishi Chemical at the time, pursuant to which both companies became wholly-owned subsidiaries of the Company.  Subsequently, in October 2007, the Company made Mitsubishi Plastics, Inc. (head office: Chuo-ku, Tokyo;

President: Hiroshi Yoshida; hereinafter, “Mitsubishi Plastics”) a subsidiary of Mitsubishi Chemical, a direct subsidiary of the Company, and Mitsubishi Pharma merged with Tanabe Seiyaku Co., Ltd. to become Mitsubishi Tanabe Pharma Corporation (head office: Osaka city, Osaka; President: Michihiro Tsuchiya; hereinafter “Mitsubishi Tanabe Pharma”) a listed subsidiary in October 2007.  At present, with the Company as a holding company, and with Mitsubishi Chemical, Mitsubishi Tanabe Pharma and Mitsubishi Plastics as its core operating business companies, The Company Group operates its business in the three business domains of Performance Products, Health Care and Chemicals.  In April 2009, the Company established a direct subsidiary, The KAITEKI Institute, Inc., as a research institute that conducts research and studies relating to future societal trends.

On the other hand, since being established in June 1933 as a manufacturing company of rayon staple, Mitsubishi Rayon has developed its core business operations in the fields of synthetic fibers and synthetic resins and now the cornerstone of these businesses is methyl methacrylate (“MMA”) and acrylonitrile monomer operations.  In its MMA business, through the establishment of a unified business structure with products ranging from chemicals to functional plastics and functional chemicals, Mitsubishi Rayon has grown to enjoy the number one position in Asia.  Following the completion of the acquisition of UK-based Lucite International Group Limited (“Lucite”) in May 2009, Mitsubishi Rayon enjoys the largest MMA business operations in the world.  In its acrylonitrile monomer business, Mitsubishi Rayon has established a unified system in the production of carbon-fiber precursors, carbon fibers and composite materials, and will continue to pursue growth whilst developing water treatment business using hollow fiber membranes.

In its core chemicals business, the Company Group faces a harsh operating environment due to factors such as declining demand and falling product prices accompanying the slowdown of the world economy; volatile price movements for crude oil and other raw materials; and the strengthening of the yen.  Moreover, Japanese companies have inevitably suffered relative declines in international competitiveness due to the emergence of Chinese companies having an enormous market and Middle Eastern companies, which boast overwhelming strong competitiveness in commodity chemicals markets.  Furthermore, amid increasingly active movements toward large-scale business restructurings, mainly in Europe and the United States, chemicals-related businesses unavoidably face intensifying global competition, increased internationalization of business activities, and initiatives for realizing large business scales.

In response to such circumstances, the Company is implementing APTSIS 10, the Company Group’s mid-term management plan that is based on a fundamental policy: “respond swiftly to economic contraction by structural reforms, accelerated innovation and leaping ahead.”  In keeping with APTSIS 10, the Company is undertaking a drastic business restructuring by concentrating investments on existing growth businesses and scaling back or withdrawing from low-profit businesses; accelerating M&A and R&D activities to realize high performance and high added-value in businesses and to quickly launch new businesses; and expanding overseas businesses to strengthen its international competitiveness.

On the other hand, based on the same recognition of the environment, Mitsubishi Rayon is promoting thorough business portfolio management in accordance with its mid-term management plan New Design MRC (the “New Design MRC Plan”), with the fundamental objectives to “establish and develop the top-ranking business units in the global markets” and “achieve sales revenue of 1 trillion yen and operating profit of 100 billion yen by 2018.”  The acquisition of Lucite gives Mitsubishi Rayon an important foothold and represents a significant step forward as a company that carries out operations globally.

As described above, the Company and Mitsubishi Rayon are implementing their own respective measures to respond to the present harsh business environment.  However, with the aim of becoming a corporate group that can survive the expected increasingly severe global competition, the Company and Mitsubishi Rayon have reached an agreement to carry out the Management Integration.  Under the agreement, Mitsubishi Rayon will become a new core business company of the Company Group, with the Company serving as the pure holding company, which will enable both companies to consolidate management resources, achieve an expansion in corporate scale and establish a solid business foundation while strengthening business competitiveness and fortifying development capabilities.

The Management Integration will allow the Company Group to expand its corporate scale to better respond to an era of global competition, which is a key issue addressed under APTSIS 10, in addition to enabling the Company Group to acquire a new core business in the form of Mitsubishi Rayon’s MMA business.  The Company Group will also acquire businesses that include the carbon fiber and composite materials businesses, for which demand is expected to expand rapidly, as well as the water treatment business.  Consequently, the Company Group will be able to accelerate its current shift toward high added-value businesses and anticipates synergies in carbon fiber and composite materials, water treatment and such specialty chemicals as additives and coatings.  The Company also expects to realize cost synergies through the integration of logistics, purchasing and procurement, and business bases as well as through the integration of similar functions carried out by affiliated companies.  Also, the addition of Mitsubishi Rayon and its strong business foundations in Asia, Europe and the United States will enable the Company Group to further bolster and accelerate the development of its global business operations.

On the other hand, through the Management Integration, the Company believes that Mitsubishi Rayon will be able to utilize the strong business foundation and excellent management resources of the Company Group in working to attain the key tasks of the New Design MRC Plan.  These tasks include acceleration of growth of MMA-related businesses and cultivation and expansion of next-generation core businesses such as carbon fiber and composite materials as well as water treatment.  As a result, Mitsubishi Rayon expects to accelerate the realization of a fundamental objective of the New Design MRC Plan, namely, to “establish and develop the top-ranking business units in the global markets” by the synergy effects in the Company Group.  Mitsubishi Rayon’s participation in the Management Integration will also lead to an upgrading, expansion, and strengthening of human resources and other management resources.

In order to become a corporate group that can succeed among the severe global competition, the Company will strive for prompt realization of the synergies described above, as well as allocating management resources within the Company Group in the most appropriate manner and strengthening developmental capability and business competitiveness with the aim of maximizing profit of the Company Group as a whole.

Based on the above intention to achieve the Management Integration, the Company and Mitsubishi Rayon, at their respective meetings of the Boards of Directors held on April 28, 2010, determined to conduct the Share Exchange, setting October 1, 2010 as the effective date (the “Effective Date”), and executed the Share Exchange Agreement on April 28, 2010.

(3)	Method of the Share Exchange, Allocation of Shares in the Share Exchange, and Other Matters set forth in the Share Exchange Agreement

a.	Method of the Share Exchange

Pursuant to the Share Exchange Agreement executed on April 28, 2010, the Company will, setting October 1, 2010 as the Effective Date, allocate its shares of common stock to shareholders of Mitsubishi Rayon (excluding the Company) as of the time immediately before the Company acquires all of issued and outstanding shares of common stock of Mitsubishi Rayon (the “Base Time”) (excluding the shares of common stock of Mitsubishi Rayon held by the Company), in exchange for their shares of common stock of Mitsubishi

Rayon.  The number of shares of common stock of the Company to be allocated by the Company through the Share Exchange shall be calculated by multiplying the total number of shares of common stock of Mitsubishi Rayon that are held by Mitsubishi Rayon’s shareholders by 0.80.  As a result, the Company will acquire all of issued and outstanding shares of common stock of Mitsubishi Rayon and Mitsubishi Rayon will become a wholly-owned subsidiary of the Company.

The Company will implement the Share Exchange without obtaining approval for the Share Exchange Agreement at a general meeting of its shareholders in accordance with “simplified share exchange” (kan-i kabushiki kokan) procedures pursuant to Article 796, Paragraph 3 of the Companies Act of Japan (the “Companies Act”).  In addition, Mitsubishi Rayon plans to obtain approval of the Share Exchange at the ordinary general meeting of its shareholders scheduled to be held on June 29, 2010.

b.	Allocation of Shares in the Share Exchange

The Company plans to allocate and deliver 0.80 shares of common stock of the Company for one share of common stock of Mitsubishi Rayon; provided, however, that shares of common stock of the Company will not be allocated through the Share Exchange in exchange for shares of common stock of Mitsubishi Rayon that are held by the Company (447,432,313 shares as of the date of submission of this Extraordinary Report).

If there are fractional numbers of shares constituting less than one share in the number of the shares of common stock of the Company to be allocated in the Share Exchange, with respect to Mitsubishi Rayon’s shareholders who would be allocated such fractional number of shares constituting less than one share of common stock of the Company, the Company will, pursuant to Article 234 of the Companies Act and other relevant laws and regulations, distribute the proceeds from sales of the shares of common stock of the Company to such shareholders in an amount proportionate to the fractional number of shares attributed to them, after selling the number of shares of its common stock equivalent to the aggregate number of such fractional number of shares (if there is a fractional number of shares constituting less than one share in such aggregate number, such fractional number of shares will be truncated).

In addition, pursuant to a resolution at a meeting of the Board of Directors scheduled to be held by the day prior to the Effective Date of the Share Exchange, Mitsubishi Rayon intends to cancel by the Base Time, all of the treasury shares it holds, including shares which Mitsubishi Rayon will acquire from its shareholders up to the Base Time (as of September 30, 2009, Mitsubishi Rayon holds 27,771,772 treasury shares).

Furthermore, the Company plans to utilize and allocate the treasury shares that it holds (129,540,802 shares of common stock as of September 30, 2009) and treasury shares (common stock) that it acquires through shareholders’ buyback requests of shares constituting less than a whole unit and other methods prior to the Effective Date of the Share Exchange.

c.	Other Matters set forth in the Share Exchange Agreement

The Share Exchange Agreement entered into between the Company and Mitsubishi Rayon on April 28, 2010 contains the following stipulations:

******

SHARE EXCHANGE AGREEMENT (Copy)

This Share Exchange Agreement (this “Agreement”) is entered into by and between Mitsubishi Chemical Holdings Corporation (head office: 14-1, Shiba 4-chome, Minato-ku, Tokyo, “MCHC”) and Mitsubishi Rayon Co., Ltd. (head office: 6-41, Konan 1-chome, Minato-ku, Tokyo, “MRC”).

Article 1	(Share Exchange)

MCHC and MRC shall conduct a share exchange (the “Share Exchange”) by which MCHC will become the sole shareholder of MRC and MRC will become a wholly-owned subsidiary of MCHC.

Article 2	(Effective Date)

The Share Exchange shall become effective on October 1, 2010 (the “Effective Date”).  Provided, however, that the Effective Date may be changed upon discussion between MCHC and MRC, if such change becomes necessary depending on the progress of procedures for the Share Exchange.

Article 3	(Shares to be Delivered in the Share Exchange and Allocation Thereof)

1.
In the Share Exchange, MCHC will allocate to the shareholders of MRC immediately preceding the acquisition by MCHC through the Share Exchange of all issued and outstanding shares of MRC (the “Base Time”) shares of common stock of MCHC (excluding MCHC) in exchange for the shares of common stock of MRC they hold, as of the day.  The total amount of shares of common stock to be allocated and delivered by MCHC through the Share Exchange shall be calculated by multiplying the total number of shares of common stock of MRC held by MRC’s shareholders by 0.80.

2.
With respect to the allocation of shares of common stock of MCHC to be delivered to MRC’s shareholders pursuant to the preceding paragraph, MCHC shall allocate 0.80 shares of its common stock for each share of common stock of MRC held by MRC’s shareholders (excluding MCHC) as of the Base Time.

3.
If there are fractional numbers of shares constituting less than one share of MCHC in the number of shares of common stock of MCHC to be allocated to MRC’s shareholders pursuant to the provision of the preceding paragraphs 1 and 2, MCHC will handle the matter pursuant to Article 234 of the Companies Act of Japan (the “Companies Act”).

Article 4	(Paid-in Capital and Capital Reserve of MCHC)

The amount of increase in paid-in capital and capital reserve of MCHC as a result of the Share Exchange shall be as follows:

(1)	Paid-in Capital:	JPY 0

(2)	Capital Reserve:	The minimum amount to be increased as required by applicable laws and regulations

(3)	Earned Reserve:	JPY 0

Article 5	(General Meeting of Shareholders to Approve the Share Exchange)

1.	Pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, MCHC shall conduct the Share Exchange without obtaining approval for this Agreement at its general meeting of shareholders; provided, however, that if such approval at its general meeting of shareholders is required pursuant to the provisions of Article 796, Paragraph 4 of the Companies Act, MCHC shall obtain approval for this Agreement at its general meeting of shareholders by the day immediately preceding the Effective Date.

2.
Pursuant to the provisions of Article 783, Paragraph 1 of the Companies Act, MRC shall obtain approval for matters necessary for this Agreement and the Share Exchange at its ordinary general meeting of shareholders scheduled to be held on June 29, 2010.  Provided, however, that the schedule described in the preceding sentence may be changed upon discussion between MCHC and MRC, if such change becomes necessary depending on the progress of procedures for the Share Exchange.

Article 6	(Cancellation of Treasury Shares)

Pursuant to a resolution at a meeting of its Board of Directors to be held by the day immediately preceding the Effective Date, MRC shall cancel by the Base Time all of the treasury shares it holds and all of the treasury shares it will hold by the Base Time.

Article 7	(Obligation to Manage Company Assets)

From the date of execution of this Agreement until the Effective Date, MCHC and MRC shall each conduct their respective businesses and manage and operate their respective assets with the due care required of a prudent manager.  Unless otherwise provided in this Agreement, any action that would have a material effect on the assets or rights and obligations of either party, shall only be taken after discussion and agreement between MCHC and MRC.

Article 8	(Change of Conditions to the Share Exchange and Termination of this Agreement)

MCHC and MRC may, upon mutual discussion, change the conditions of the Share Exchange or terminate this Agreement, if, following the execution of this Agreement and until the day preceding the Effective Date, (i) a material change in the assets or business condition of either MCHC or MRC occurs, or (ii) circumstances constituting a material impediment to the implementation of the Share Exchange occur, or (iii) the objective of this Agreement becomes difficult to attain.

Article 9	(Validity of this Agreement)

In the event that (i) MCHC is unable to obtain approval for this Agreement at its general meeting of shareholders as defined in Article 5 above (only when such approval at its general meeting of shareholders is required pursuant to the provisions of Article 796, Paragraph 4 of the Companies Act), (ii) MRC is unable to obtain approval for this Agreement at its general meeting of shareholders, or (iii) approval cannot be obtained from the relevant authorities as defined in applicable laws and regulations, this Agreement shall not be effective.

Article 10	(Matters to be Discussed)

Any matter not stipulated in this Agreement or any question arising with respect to the interpretation of this Agreement shall be settled through discussion between MCHC and MRC in good faith.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed in duplicate by their duly authorized representatives, and each party shall keep one copy of the originals.

Date:  April 28, 2010

MCHC:
Mitsubishi Chemical Holdings Corporation

By:	/s/ Yoshimitsu Kobayashi
Name:	Yoshimitsu Kobayashi
Title:	Representative Director, Member of the Board, President & Chief Executive Officer
Address:	14-1, Shiba 4-chome, Minato-ku, Tokyo

MRC:
Mitsubishi Rayon Co., Ltd.

By:	/s/ Masanao Kambara
Name:	Masanao Kambara
Title:	Representative Director, Member of the Board, President & Chief Executive Officer
Address:	6-41, Konan 1-chome, Minato-ku, Tokyo

******

(4)	Basis of the Calculation of the Share Exchange Ratio

a.	Basis of the Calculation

In order to ensure the fairness and appropriateness of the share exchange ratio (the “Share Exchange Ratio”) in the Share Exchange, the Company and Mitsubishi Rayon decided to request independent third party appraisers to calculate the Share Exchange Ratio.  The Company appointed Mitsubishi UFJ Securities Co., Ltd. (“Mitsubishi UFJ Securities”) and Mitsubishi Rayon appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) and JPMorgan Securities Japan Co., Ltd. (“J.P. Morgan”), respectively, as third party appraisers.

After analyzing the facts, various conditions, results and other factors of the Tender Offer which was conducted prior to the Share Exchange, Mitsubishi UFJ Securities conducted valuations of the shares of the Company by adopting the average market price method, because shares of the Company are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange and market prices were available.  The valuations involved consideration of various conditions, and were based on the average closing prices of the shares of the Company on the first section of the Tokyo Stock Exchange using April 26, 2010 as the valuation date, for the following periods: (i) one-week period from April 20, 2010 until April 26, 2010, which resulted in JPY471; (ii) from April 14, 2010 (the business day following the date on which the Company published a press release with respect to the administrative action related to violation of the Pharmaceutical Affairs Act of Japan against Mitsubishi Tanabe Pharma Corporation, a consolidated subsidiary of the Company) until April 26, 2010, which resulted in JPY471; and (iii) from March 23, 2010 (the business day following the completion of the Tender Offer) until April 26, 2010, which resulted in JPY474.

With respect to the value of the shares of Mitsubishi Rayon, Mitsubishi UFJ Securities reviewed, for the period from the completion of the Tender Offer until the execution of the Share Exchange Agreement, whether there were any events that had a material impact on the asset and management conditions of Mitsubishi Rayon on or after February 16, 2010 (the date on which the tender offer price in the Tender Offer was calculated).  As a result of the review, Mitsubishi UFJ Securities concluded that there was no particular fact that had an impact on the share value of Mitsubishi Rayon beyond the assumption and valuation as of February 16, 2010, and determined that the share value of Mitsubishi Rayon shall be JPY380, the same price as the purchase price (the “Purchase Price”) of Mitsubishi Rayon’s share in the Tender Offer.

Based on the above valuation conducted by Mitsubishi UFJ Securities, the value of each share of common stock of Mitsubishi Rayon for each share of common stock of the Company, assuming one share of the Company has a value of one, is as follows:

Mitsubishi Chemical Holdings Corporation (Parent Company and Sole Shareholder after the Share Exchange)	Mitsubishi Rayon Co., Ltd. (Wholly-Owned Subsidiary after the Share Exchange)
1	Between 0.80 and 0.81

When calculating the Share Exchange Ratio to be applied for the shares of the Company, Mizuho Securities employed the market price method, the comparable companies comparison method, and the discount cash flow method (“DCF method”).  With respect to the shares of Mitsubishi Rayon, Mizuho Securities concluded that there has not been any material fact that had an impact on the share value of Mitsubishi Rayon beyond the assumption and valuation as of the date Mizuho Securities conducted valuation of the Purchase Price of Mitsubishi Rayon’s share in the Tender Offer, and conducted valuation using the Purchase Price of Mitsubishi Rayon ‘s share in the Tender Offer as its share value.  Under the market price method, Mizuho Securities used April 27, 2010 as the valuation record date (“Valuation Record Date”) and analyzed (i) the simple average closing price of the shares of Mitsubishi Rayon on the first section of the Tokyo Stock Exchange (“the Closing Price”) for the week period from April 21, 2010 until the Valuation Record Date, (ii) the simple average Closing Price for the period from April 14, 2010, the business day following the date on which the Company published a press release with respect to the administrative action related to violation of the Pharmaceutical Affairs Act of Japan against Mitsubishi Tanabe Pharma Corporation, a consolidated subsidiary of the Company, until the Valuation Record Date, (iii) the simple average Closing Price for the one-month period from March 29, 2010 until the Valuation Record Date, (iv) the simple average Closing Price for the period from March 23, 2010, the business day following the completion of the Tender Offer, until the Valuation Record Date, and (v) the simple average Closing Price for the three-month period from January 28, 2010 until the Valuation Record Date.  The results of the calculations of the Share Exchange Ratio, assuming one share of the Company has a value of one, ranged as follows:

Valuation Method	Results of the Share Exchange Ratio Valuation
Market price method	Between 0.79 and 0.87
Comparable companies comparison method	Between 0.58 and 0.90
DCF method	Between 0.72 and 0.87

When calculating the Share Exchange Ratio, Mizuho Securities used the information furnished by the Company and Mitsubishi Rayon and information and other materials that were publicly available.  In using such information, Mizuho Securities assumed, among others, that (i) all such information and materials are accurate and complete and (ii) there are no facts which may have a material impact on the calculation of the Share Exchange Ratio that have not been disclosed to Mizuho Securities, and did not independently verify the accuracy and completeness of the information and materials.  Furthermore, Mizuho Securities did not independently valuate or assess the assets and liabilities of both companies and their subsidiaries and affiliates (including contingent liabilities); provided, however, that Mizuho Securities did not incorporate the value or figures of contingent liabilities or off-the-book liabilities as a basis for the calculation so long as such Mizuho Securities cannot verify the value or figures of contingent liabilities or off-the-book liabilities.  Calculation conducted by Mizuho Securities reflects information and economic conditions as of April 28, 2010.  With respect to financial forecasts (including profit plans and other information) of the Company and Mitsubishi Rayon, Mizuho Securities assumed that such forecasts were reasonably prepared based on the best estimates and judgment of the management of the two companies available at the time, and Mizuho Securities made certain amendments to such forecasts after obtaining consent from Mitsubishi Rayon.

In its share exchange ratio report, J.P. Morgan adopted the average market price method, the comparable companies comparison method and the DCF method to calculate the value per share of common stock of the Company.  Under the average market price method, J.P. Morgan used the Valuation Record Date and analyzed (i) the Closing Price of the Valuation Record Date, (ii) the volume weighted average price (the “VWAP”) for the one-month period until the Valuation Record Date, and (iii) the VWAP for the three-month period until the Valuation Record Date.  With respect to the calculation of the value per share of common stock of Mitsubishi Rayon, based on Mitsubishi Rayon’s confirmation that there was no material fact that had an impact on the financial condition and earnings projections or future business forecasts of Mitsubishi Rayon and has not been disclosed to J.P. Morgan since February 16, 2010, the date on which J.P. Morgan calculated the tender offer price in the Tender Offer, J.P. Morgan evaluated that the value per share of common stock of Mitsubishi Rayon as JPY 380, the same price as the Purchase Price of Mitsubishi Rayon’s share in the Tender Offer.  Based on the above methods, the Share Exchange Ratio, assuming one share of the Company has a value of one, ranged as follows.  For details of preconditions and disclaimer applicable to valuation of the Share Exchange Ratio, please refer to descriptions in “(Note)” on pages 15 of this press release.

Valuation Method	Range of the Share Exchange Ratio Valuation
Average market price method	Between 0.77 and 0.86
Comparable companies comparison method	Between 0.62 and 0.87
DCF method	Between 0.70 and 0.87

b.	Background of the Calculation

After careful consideration based on the calculation results of the Share Exchange Ratio received from their respective third party appraisers, and based on consideration of various conditions and results of the Tender Offer, the market price of the shares of the Company and other factors the Company and Mitsubishi Rayon engaged in negotiations and a series of discussions with respect to the valuation of the shares of Mitsubishi Rayon and determined that the share price of Mitsubishi Rayon and the Purchase Price of the Tender Offer, as described in this press release, would be set at the same price.  As a result, the Company and Mitsubishi

Rayon have determined that the Share Exchange Ratio as set forth under “2. (3) Allocation of Shares in the Share Exchange” is appropriate and does not damage the interests of the shareholders of either company.  Pursuant to such determination, the Board of Directors of the Company and the Board of Directors of Mitsubishi Rayon, at their respective meetings held on April 28, 2010, approved the Share Exchange, and accordingly, the Company and Mitsubishi Rayon executed the Share Exchange Agreement on April 28, 2010.

The results of the aforementioned calculations of the Share Exchange Ratio furnished by the third party appraisers do not constitute opinions with respect to the fairness of the Share Exchange Ratio in the Share Exchange.

The Company has not obtained an opinion (fairness opinion) from their respective third party appraisers with respect to the fairness of the Share Exchange Ratio in the Share Exchange.  As measures to ensure the fairness of the Share Exchange, Mitsubishi Rayon received on April 28, 2010, as reference materials in verifying the Share Exchange Ratio, a share exchange ratio valuation report from Mizuho Securities and J.P. Morgan, respectively.

Furthermore, the Share Exchange Ratio in the Share Exchange may be changed, upon discussions between the Company and Mitsubishi Rayon, if significant changes occur to the various conditions that form the basis of the calculation.

(Note)
In preparing and giving, and making underlying valuation of the share value in relation thereof, of J.P. Morgan’s opinion and share exchange ratio report as of April 28, 2010 (collectively, “Opinions, etc.”), J.P. Morgan relied upon and assumed the accuracy and completeness of any and all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or Mitsubishi Rayon or otherwise reviewed by or for J.P. Morgan (including, without limitation, details of the facts (the “Facts”) described in the press release titled “Notice regarding administrative action related to violation of Pharmaceutical Affairs Law” published by Mitsubishi Tanabe Pharma Corporation on April 13, 2010, which is attached as an annex to the press release titled “Notice regarding administrative action against a consolidated subsidiary related to its violation of the Pharmaceutical Affairs Law” published by the Company on the same date, and the explanation given to J.P. Morgan by management of the Company and Mitsubishi Rayon with respect to the possible impacts which the Facts could have on the financial condition and future prospects of results and operations of the Company and other certain matters), and J.P. Morgan did not independently verify (nor assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct nor was provided with any valuation or appraisal of any assets or liabilities. Further, J.P. Morgan did not evaluate the solvency of the Company or Mitsubishi Rayon under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company and Mitsubishi Rayon as of April 28, 2010 on which the Opinions, etc. were prepared as to the expected future results of operations and financial condition of the Company and Mitsubishi Rayon to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based.  In preparing and giving, and making underlying valuation of the share value in relation thereof, of Opinions, etc., J.P. Morgan assumed that the Facts would not materially affect in any way the financial condition and future prospects and operations of the Company and other certain matters.  J.P. Morgan expressed no view as to the said assumption.
Opinions, etc. made by J.P. Morgan are necessarily based on economic, market and other conditions as of April 28, 2010, and the information made available to J.P. Morgan as of that date. It should be understood that subsequent developments may affect the opinions and the result of the valuation stated in the Opinions, etc. and that J.P. Morgan does not have any obligation to update, revise, or reaffirm these opinions or the result of the valuation. J.P. Morgan’s opinions stated in the Opinions, etc. are limited to the fairness, from a financial point of view, of the Share Exchange Ratio to the holders of common stock of Mitsubishi Rayon in the Share Exchange and J.P. Morgan expressed no opinion as to the fairness of the Share Exchange and the Share Exchange Ratio to the holders of any other class of securities, creditors or other constituencies of the Company or Mitsubishi Rayon, or as to the opinion expressed by Mitsubishi Rayon or the board members of Mitsubishi Rayon in connection with the Share Exchange.

J.P. Morgan expressed no opinion as to the price at which common stock of the Company or common stock of Mitsubishi Rayon will trade at any future time after April 28, 2010.

J.P. Morgan also assumed that the Share Exchange and the other transactions contemplated by the Share Exchange Agreement will be consummated as described in the Share Exchange Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company and Mitsubishi Rayon in the Share Exchange Agreement and

the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis and that Mitsubishi Rayon will have no exposure under any indemnification obligations contained in the Share Exchange Agreement or the related agreements in any amount material to J.P. Morgan’s analysis. J.P. Morgan relied on the advice of counsel as to all legal matters relevant to the rendering of its opinion stated in the Opinions, etc. J.P. Morgan is not a legal, regulatory or tax expert and thus relied on the assessments made by advisors to Mitsubishi Rayon with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Share Exchange will be obtained without any adverse effect on the Company or Mitsubishi Rayon, or on the contemplated benefits of the Share Exchange.

The projections for the Company and Mitsubishi Rayon furnished to J.P. Morgan were prepared by the management of the Company and Mitsubishi Rayon respectively. the Company and Mitsubishi Rayon do not publicly disclose internal management projections provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Share Exchange Ratio and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Share Exchange, or any class of such persons relative to the Share Exchange Ratio or with respect to the fairness of any such compensation. J.P. Morgan expressed no view as to the rightness of the decisions made by Mitsubishi Rayon, or the appropriateness or fairness of the decision-making process thereof, with respect to the Management Integration, Share Exchange and execution of the Share Exchange Agreement (including, without limitation, the analysis and evaluation of the Facts by Mitsubishi Rayon and the decisions made by Mitsubishi Rayon, which were made after consideration of the result of such analysis and evaluation, with respect to the contents and timing of the execution of the Share Exchange Agreement.) J.P. Morgan expressed no view as to any aspect of the Management Integration other than those explicitly described in the Opinions, etc.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of the Opinions, etc. is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion.  Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the Company or Mitsubishi Rayon, or its advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed in the analysis as a comparison is identical to the Company or Mitsubishi Rayon, or any of their respective operating units or subsidiaries. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company or Mitsubishi Rayon. The analyses made by J.P. Morgan necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company or Mitsubishi Rayon.

In preparing the Opinions, etc., J.P. Morgan noted that J.P. Morgan is not authorized to and did not solicit any expressions of interest from any other parties with respect to any combination of all or part of Mitsubishi Rayon with any other party or any other alternative transaction.

J.P. Morgan acted as financial advisor to Mitsubishi Rayon with respect to the Management Integration and will receive a fee from Mitsubishi Rayon for its services, including a portion of which will become payable if the proposed Management Integration is consummated. In addition, Mitsubishi Rayon has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, and will indemnify J.P. Morgan for certain liabilities arising out of its engagement. During the two years preceding the dates of the Opinions, etc., neither J.P. Morgan nor its affiliates have had any other financial advisory or other commercial or investment banking relationships with the Company or Mitsubishi Rayon, or their affiliates. In the ordinary course of businesses of J.P. Morgan and its affiliates, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Mitsubishi Rayon for its own account or for the accounts of customers and, accordingly, J.P. Morgan and its affiliates may at any time hold long or short positions in such securities. J.P. Morgan and its affiliates may provide investment banking services and other business services relating to financial instruments to the Company or Mitsubishi Rayon, or their affiliates, and may receive a fee therefrom in the future.

c.	Relationship with the Appraisers

Mitsubishi UFJ Securities, the third party appraiser of the Company, and Mizuho Securities and J.P. Morgan, the third party appraisers of Mitsubishi Rayon, are independent from both the Company and Mitsubishi Rayon.  Neither Mitsubishi UFJ Securities, Mizuho Securities nor J.P. Morgan is a related party of the Company and Mitsubishi Rayon and has no material interest in either party.

(5)
Post-Share Exchange Trade Name, Location of Head Office, Name of Representative, Paid-in Capital, Net Assets, Total Assets and Outline of Business of the Company which will Become the Parent Company through the Share Exchange

(1)	Trade Name	Mitsubishi Chemical Holdings Corporation
(2)	Location of Head Office	14-1, Shiba 4-chome, Minato-ku, Tokyo
(3)	Name and Title of Representative	Yoshimitsu Kobayashi, Representative Director, Member of the Board, President & Chief Executive Officer
(4)	Amount of Share Capital	JPY50 billion
(5)	Net Assets	Yet to be determined at this time
(6)	Total Assets	Yet to be determined at this time
(7)	Business Description	Management of the business activities of its group companies (including establishment of strategy for the whole group and distribution of resources)

(Note)
Changes in the amount of paid-in capital, during the period from December 31, 2010 until April 28, 2010, as a result of the execution of the stock acquisition rights which are attached to the bonds with stock acquisition rights have not been taken into consideration.

(End of Document)